Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of April 2007                       Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----


        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No  X
                ----    ----


        (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-   .)

        Natuzzi's Board of Directors Announces Fourth Quarter and Full Year 2006 Financial Results

    FY06 FINANCIAL HIGHLIGHTS

    -- REVENUES UP 9.8% FROM EUR 669.9 MILLION IN 2005 TO EUR 735.5 MILLION IN 2006

    -- OPERATING PROFIT AT EUR 16.5 MILLION VERSUS OPERATING LOSS OF EUR 14.7 MILLION IN 2005

    --  NET PROFIT AT EUR 12.3 MILLION FROM NET LOSSES OF EUR 14.6
        MILLION IN 2005

    -- 2006 NET EARNINGS PER SHARE AT EUR 0.22, VERSUS NET LOSSES PER SHARE OF EUR 0.27 IN 2005

    -- FULL YEAR 2006 CASH FLOW FROM OPERATIONS AT EUR 66.9 MILLION AS COMPARED TO EUR 23.2 MILLION IN 2005



    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 2,
2007--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today presents the consolidated financial statements for the fourth quarter and full year 2006.

    NET SALES

    During the fourth quarter of 2006, Natuzzi total net sales increased by 1.3% at EUR 193.1 million from EUR 190.6 million reported for the last quarter of 2005. During the same period, units sold decreased by 2.9%. Considering the whole 2006, total net sales increased by 9.8% at EUR 735.5 million, from EUR 669.9 million reported in 2005.

    For the last three months of 2006, upholstery net sales slightly increased at EUR 174.2 million from EUR 173.0 million of the previous year's fourth quarter. Other sales (principally living-room accessories and raw material produced by the Company and sold to third parties) increased by 7.4% at EUR 18.9 million from EUR 17.6 million reported for the last quarter of 2005.

    In the fourth quarter of 2006 net sales in the Americas were at EUR 58.5 million, down 9.9% from EUR 64.9 million reported in 2005 fourth quarter, whereas in the same period net sales in Europe increased by 5.5% at EUR 102.2 million, and in the rest of the world by 20.5% at EUR 13.5 million on a quarterly basis.

    During the three months ended on December 31, 2006, total net sales from our chains Divani & Divani by Natuzzi stores and Natuzzi Stores were at EUR 37.3 million, up 15.5% from EUR 32.3 million reported for the fourth quarter of 2005. During the same period, three new stores were opened (1 in Turkey, 1 in Australia and 1 in New Zealand), whereas three stores were closed (1 in France and 2 in Spain), thus maintaining the total number of stores to 278 as at December 31, 2006. At the same date there were 560 Natuzzi Galleries, whereas one year earlier there were 605 Natuzzi galleries.

    Leather upholstered furniture net sales in the fourth quarter of 2006 were at EUR 152.5 million, increasing 3.5% from EUR 147.4 million reported for the last quarter of 2005, whereas fabric upholstered net sales decreased by 15.2% at EUR 21.7 million with respect to EUR 25.6 million reported in fourth quarter 2005.

    During the fourth quarter of 2006 net sales for the Natuzzi branded products were down 1.4% at EUR 108.9 million, whereas, over the same period, net sales of Italsofa products increased 4.5% at EUR
65.3 million.

    GROSS PROFIT & OPERATING INCOME

    For the three-month period ended on December 2006, the Company reported a gross profit of EUR 58.5 million, increasing by 6.4% with respect to EUR 55.0 million reported for the same comparable period of the previous year. As percentage of sales, gross margin increased from 28.9% to 30.3% on a quarterly basis, showing a material improvement in the manufacturing process.

    During 2006 fourth quarter the Company reported a net operating loss of EUR 3.4 million, as compared to a net operating loss of EUR
5.4 million reported for the same quarter of 2005.

    FOREX, EXTRAORDINARY ITEMS AND TAXES

    During the fourth quarter of 2006 the Company had a net foreign exchange gain of EUR 2.8 million, as compared to a net foreign exchange gain of EUR 2.4 million reported in 2005 fourth quarter.

    The comparison of other income/(losses) on a quarterly base was negatively affected by provisions for contingent liabilities accounted for in the fourth quarter 2006, amounting at EUR 5.6 million, and extraordinary income represented by the Government grants of EUR 4.4 million received by the Company in 2005.

    Over the same period, Company's income taxes were EUR 1.0 million, versus income taxes of EUR 4.0 million reported one year earlier.

    Considering the twelve-month period, for the 2006 the Company reported income taxes of EUR 7.1 million, as compared to EUR 3.1 million reported for the whole 2005.

    NET INCOME & EARNINGS PER SHARE

    During 2006 fourth quarter, the Company reported net losses of EUR
5.1 million, as compared to net losses of EUR 0.7 million reported for the same quarter of 2005. Losses per share (ADR) for the fourth quarter of 2006 were at EUR 0.09 from EUR 0.01 losses per share reported for the last quarter of 2005.

    Considering the twelve-month period, in 2006 the Company reported net earnings of EUR 12.3 million, versus net losses of EUR 14.6 million in 2005. Net earnings per share were EUR 0.22 in 2006 versus net losses per share of EUR 0.27 reported for the whole 2005.

    CASH FLOW

    In 2006 cash flow from operations was EUR 66.9 million, increasing from EUR 23.2 million generated during the whole 2005. The cash increase was mainly due to a more efficient inventory management. On ADR basis, net operating cash flow was EUR 1.22, as compared to EUR
0.42 generated in 2005.

    Ernesto Greco, Chief Executive Officer of the Group, commented "We are pleased with the positive net sales performance reported year over year, return to profit and strong cash flow from operations achieved in 2006. However, as anticipated, the revenue performance was supported by the reduction of the orders backlog.

    The business scenario, unfortunately, has been and continues to be very soft due to the very aggressive pricing competition and unfavorable exchange rates. This challenging environment has been confirmed by major players in the market. As a result, the first part of 2007 has seen, relatively to the same period of last year, a high single digit reduction in the order flow, while revenues slowed down at a double digit rate.

    In this challenging market, we remain committed to invest in the repositioning of the Natuzzi brand and reorganization of our sales activities and we continue to be focused on the current restructuring process of our operations, so to regain competitiveness and profitability".

    CONVERSION RATES

    The fourth quarter 2006 and 2005 dollar figures presented in this announcement were converted at an average noon buying rate of $1.2894 per EUR and $1.1890 per EUR, respectively. The 2006 and 2005 figures were converted at an average noon buying rate of $1.2565 per EUR and $1.2449 per EUR, respectively.

    TRANCHINI RESIGNED FROM THE BOARD OF DIRECTORS

    Daniele Tranchini, Natuzzi Chief Sales & Marketing Officer, resigned from the Company and Board of Directors, effective from April 30th, 2007.

    FOURTH QUARTER AND FULL 2006 TELECONFERENCE

    Pasquale Natuzzi, Chairman, Ernesto Greco, Chief Executive
Officer, Filippo Simonetti, Chief Financial Officer, and Nicola
Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on
Tuesday April 3rd, 2007.

               For further information, please contact:

Investor Relations Dept.              Corporate Press Office
------------------------------------- --------------------------------

Tel.: +39-080-8820-812                Tel.: +39-080-8820-124

Fax: +39-080-8820-241                 Fax: +39-080-8820-508

E-mail:                               E-mail:
investor_relations@natuzzi.com        relazioni.esterne@natuzzi.com


    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, and 1 Natuzzi Store. Outside Italy, the Company sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                   NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings for the quarters ended on
       December 31, 2006 and 2005 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                  -----------------------
                   Three months ended on   % Over   Percent of Sales
                                                   -------------------
                   31-Dec-06   31-Dec-05  (Under)  31-Dec-06 31-Dec-05
----------------- ----------- ----------- -------- --------- ---------
  Upholstery net
            sales      174.2       173.0      0.7%     90.2%     90.8%
      Other sales       18.9        17.6      7.4%      9.8%      9.2%
Total Net Sales        193.1       190.6      1.3%    100.0%    100.0%
----------------- ----------- ----------- -------- --------- ---------
        Purchases      (80.5)      (77.5)   (3.9)%   (41.7)%   (40.7)%
            Labor      (29.2)      (30.1)     3.0%   (15.1)%   (15.8)%
     Third-party
    Manufacturers       (4.3)       (7.2)    40.3%    (2.2)%    (3.8)%
   Manufacturing
            Costs       (8.6)       (8.9)     3.4%    (4.5)%    (4.7)%
 Inventories, net      (12.0)      (11.9)   (0.8)%    (6.2)%    (6.2)%
Cost of Sales         (134.6)     (135.6)     0.7%   (69.7)%   (71.1)%
----------------- ----------- ----------- -------- --------- ---------
Gross Profit            58.5        55.0      6.4%     30.3%     28.9%
----------------- ----------- ----------- -------- --------- ---------
 Selling Expenses      (49.0)      (48.4)   (1.2)%   (25.4)%   (25.4)%
     General and
  Administrative
         Expenses      (12.9)      (12.0)   (7.5)%    (6.7)%    (6.3)%
Operating Income
 (Loss)                 (3.4)       (5.4)    37.0%    (1.8)%    (2.8)%
----------------- ----------- ----------- -------- --------- ---------
Interest Income,
              net        0.7         0.0                0.4%      0.0%
Foreign Exchange,
              net        2.8         2.4                1.5%      1.3%
    Other Income
    (losses), net       (4.3)        6.2              (2.2)%      3.3%
Earnings (Losses)
 before taxes and
 minority
 interest               (4.2)        3.2  (231.3)%    (2.2)%      1.7%
----------------- ----------- ----------- -------- --------- ---------
     Income taxes       (1.0)       (4.0)             (0.5)%    (2.1)%
Earnings (Losses)
 before minority
 interest               (5.2)       (0.8) (550.0)%    (2.7)%    (0.4)%
----------------- ----------- ----------- -------- --------- ---------
Minority Interest       (0.1)       (0.1)             (0.1)%    (0.1)%
Net Earnings
 (Losses)               (5.1)       (0.7) (628.6)%    (2.6)%    (0.4)%
----------------- ----------- ----------- -------- --------- ---------
Earnings (Losses)
 Per Share             (0.09)      (0.01)
----------------- ----------- ----------- -------- --------- ---------
Average Number of
 Shares
 Outstanding*     54,738,538  54,681,628
----------------- ----------- ----------- -------- --------- ---------
(*) Net of shares repurchased
----------------------------------------------------------------------


   Key Figures in U.S. dollars (millions)      Three months ended on
--------------------------------------------
                                             December 31, December 31,
                                                 2006         2005
-------------------------------------------- ------------ ------------
Total Net Sales                                 249.0        226.6
Gross Profit                                    75.4         65.4
Operating Income (Loss)                         (4.4)        (6.4)
Net Earnings (Losses)                           (6.6)        (0.8)
Earnings (Losses) per Share                     (0.12)       (0.01)
Average exchange rate (U.S. dollar per Euro)   1.2894       1.1890
----------------------------------------------------------------------


                   NATUZZI S.P.A. AND SUBSIDIARIES
  Unaudited Consolidated Statement of Earnings for the twelve-month periods ended on
       December 31, 2006 and 2005 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                  -----------------------
                  Twelve months ended on   % Over   Percent of Sales
                                                   -------------------
                   31-Dec-06   31-Dec-05  (Under)  31-Dec-06 31-Dec-05
----------------- ----------- ----------- ------------------ ---------
  Upholstery net
            sales      660.3       594.8     11.0%     89.8%     88.8%
      Other sales       75.2        75.1      0.1%     10.2%     11.2%
Total Net Sales        735.5       669.9      9.8%    100.0%    100.0%
----------------- ----------- ----------- -------- --------- ---------
        Purchases     (313.2)     (295.3)   (6.1)%   (42.6)%   (44.1)%
            Labor     (109.4)     (108.3)   (1.0)%   (14.9)%   (16.2)%
     Third-party
    Manufacturers      (19.6)      (25.3)    22.5%    (2.7)%    (3.8)%
   Manufacturing
            Costs      (33.1)      (33.6)     1.5%    (4.5)%    (5.0)%
 Inventories, net      (15.3)        3.1  (593.5)%    (2.1)%      0.5%
Cost of Sales         (490.6)     (459.4)   (6.8)%   (66.7)%   (68.6)%
----------------- ----------- ----------- -------- --------- ---------
Gross Profit           244.9       210.5     16.3%     33.3%     31.4%
----------------- ----------- ----------- -------- --------- ---------
 Selling Expenses     (186.2)     (182.2)   (2.2)%   (25.3)%   (27.2)%
     General and
  Administrative
         Expenses      (42.2)      (43.0)     1.9%    (5.7)%    (6.4)%
Operating Income
 (Loss)                 16.5       (14.7)   212.2%      2.2%    (2.2)%
----------------- ----------- ----------- -------- --------- ---------
Interest Income,
              net        1.5         0.0                0.2%      0.0%
Foreign Exchange,
              net        0.8        (1.6)               0.1%    (0.2)%
Other Income, net        0.5         4.5                0.1%      0.7%
Earnings (Losses)
 before taxes and
 minority
 interest               19.3       (11.8)   263.6%      2.6%    (1.8)%
----------------- ----------- ----------- -------- --------- ---------
     Income taxes       (7.1)       (3.1)             (1.0)%    (0.5)%
Earnings (Losses)
 before minority
 interest               12.2       (14.9)   181.9%      1.7%    (2.2)%
----------------- ----------- ----------- -------- --------- ---------
Minority Interest       (0.1)       (0.3)               0.0%      0.0%
Net Earnings
 (Losses)               12.3       (14.6)   184.2%      1.7%    (2.2)%
----------------- ----------- ----------- -------- --------- ---------
Earnings (Losses)
 Per Share              0.22       (0.27)
----------------- ----------- ----------- -------- --------- ---------
Average Number of
 Shares
 Outstanding*     54,738,538  54,681,628
----------------- ----------- ----------- -------- --------- ---------
(*) Net of shares repurchased
----------------------------------------------------------------------


   Key Figures in U.S. dollars (millions)     Twelve months ended on
                                             December 31, December 31,
                                                 2006         2005
-------------------------------------------- ------------ ------------
Total Net Sales                                 924.2        834.0
Gross Profit                                    307.7        262.1
Operating Income (Loss)                         20.7         (18.3)
Net Earnings (Losses)                           15.5         (18.2)
Earnings (Losses) per Share                     0.28         (0.34)
Average exchange rate (U.S. dollar per Euro)   1.2565       1.2449
----------------------------------------------------------------------


                         GEOGRAPHIC BREAKDOWN

----------------------------------------------------------------------
                     Sales*                        Seat Units
               --------------------------- ---------------------------
               Three months ended  % Over  Three months ended  % Over
                        on                          on
               31-Dec-06 31-Dec-05 (Under) 31-Dec-06 31-Dec-05 (Under)
============== ========= ========= ================= ========= =======
Americas           58.5      64.9   (9.9%)  328,872   366,939  (10.4%)
    % of total     33.6%     37.5%             42.1%     45.7%
Europe            102.2      96.9     5.5%  394,338   392,494     0.5%
    % of total     58.7%     56.0%             50.5%     48.8%
Rest of the
 world             13.5      11.2    20.5%   57,372    44,198    29.8%
    % of total      7.7%      6.5%              7.3%      5.5%
-------------- --------- --------- ------- --------- --------- -------
TOTAL             174.2     173.0     0.7%  780,582   803,631   (2.9%)
-------------- --------------------------- --------- --------- -------
* Expressed in millions of EUR


                        BREAKDOWN BY COVERING

----------------------------------------------------------------------
                         Sales*                    Seat Units
               Three months ended  % Over  Three months ended  % Over
                        on                          on
               31-Dec-06 31-Dec-05 (Under) 31-Dec-06 31-Dec-05 (Under)
============== =============================================== =======
Leather           152.5     147.4     3.5%  670,025   653,604     2.5%
    % of total     87.5%     85.2%             85.8%     81.3%
Fabric             21.7      25.6  (15.2%)  110,557   150,027  (26.3%)
    % of total     12.5%     14.8%             14.2%     18.7%
Total             174.2     173.0     0.7%  780,582   803,631   (2.9%)
----------------------------------------------------------------------
* (Expressed in millions of EUR)


                          BREAKDOWN BY BRAND

----------------------------------------------------------------------
                         Sales*                    Seat Units
               Three months ended  % Over  Three months ended  % Over
                        on                          on
               31-Dec-06 31-Dec-05 (Under) 31-Dec-06 31-Dec-05 (Under)
               =============================================== =======
Natuzzi           108.9     110.4   (1.4%)  399,207   384,606     3.8%
    % of total     62.5%     63.9%             51.1%     47.9%
Italsofa           65.3      62.5     4.5%  381,375   419,025   (9.0%)
    % of total     37.5%     36.1%             48.9%     52.1%
TOTAL             174.2     173.0     0.7%  780,582   803,631   (2.9%)
----------------------------------------------------------------------


                         GEOGRAPHIC BREAKDOWN

----------------------------------------------------------------------
                       Sales*                     Seat Units
             Twelve months ended % Over  Twelve months ended   % Over
                      on                           on
             31-Dec-06 31-Dec-05 (Under) 31-Dec-06  31-Dec-05  (Under)
============ ================================================= =======
Americas        245.4     241.7     1.5% 1,364,873  1,386,329   (1.5%)
  % of total     37.2%     40.6%              45.2%      49.3%
Europe          366.6     313.2    17.0% 1,449,696  1,262,887    14.8%
  % of total     55.5%     52.7%              48.1%      44.9%
Rest of the
 world           48.3      39.9    21.1%   202,133    162,523    24.4%
  % of total      7.3%      6.7%               6.7%       5.8%
------------ --------- --------- ------- ---------- ---------- -------
TOTAL           660.3     594.8    11.0% 3,016,702  2,811,739     7.3%
---------------------------------------- -----------------------------
* (Expressed in millions of EUR)



                        BREAKDOWN BY COVERING

----------------------------------------------------------------------
                       Sales*                     Seat Units
             Twelve months ended % Over  Twelve months ended   % Over
                      on                           on
             31-Dec-06 31-Dec-05 (Under) 31-Dec-06  31-Dec-05  (Under)
============ ================================================= =======
Leather         573.1     498.9    14.9% 2,544,174  2,224,834    14.4%
  % of total     86.8%     83.9%              84.3%      79.1%
Fabric           87.2      95.9   (9.1%)   472,528    586,905  (19.5%)
  % of total     13.2%     16.1%              15.7%      20.9%
Total           660.3     594.8    11.0% 3,016,702  2,811,739     7.3%
---------------------------------------- -----------------------------
* (Expressed in millions of EUR)


                          BREAKDOWN BY BRAND

----------------------------------------------------------------------
                       Sales*                     Seat Units
             Twelve months ended % Over  Twelve months ended   % Over
                      on                           on
             31-Dec-06 31-Dec-05 (Under) 31-Dec-06  31-Dec-05  (Under)
============ ================================================= =======
Natuzzi         416.2     395.0     5.4% 1,506,981  1,451,341     3.8%
  % of total     63.0%     66.4%              50.0%      51.6%
Italsofa        244.1     199.9    22.1% 1,509,721  1,360,398    11.0%
  % of total     37.0%     33.6%              50.0%      48.4%
TOTAL           660.3     594.8    11.0% 3,016,702  2,811,739     7.3%
---------------------------------------- -----------------------------


                   NATUZZI S.P.A. AND SUBSIDIARIES
     Unaudited Consolidated Balance Sheet as of December 31, 2006 and December 31, 2005 (Expressed in millions of EUR)

                                                   31-Dec-06 31-Dec-05
-------------------------------------------------- --------- ---------
                      ASSETS
Current Assets:
 Cash and cash equivalents                            128.1      89.7
 Marketable debt securities                             0.0       0.0
 Trade receivables, net                               119.3     123.6
 Other receivables                                     44.7      46.3
 Inventories                                          100.3     115.7
 Unrealized foreign exchange gains                      5.5       0.0
 Prepaid expenses and accrued income                    2.0       2.6
 Deferred income taxes                                  7.5       6.6
-------------------------------------------------- --------- ---------
Total current assets                                  407.4     384.5
-------------------------------------------------- --------- ---------
Non-Current Assets:
 Net property, plant and equipment                    246.3     262.8
 Treasury shares                                        0.0       0.0
 Other assets                                          18.7      16.6
 Deferred income taxes                                  2.3       1.1
-------------------------------------------------- --------- ---------
TOTAL ASSETS                                          674.7     665.0
-------------------------------------------------- --------- ---------
 LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Short-term borrowings                                  3.8       7.7
 Current portion of long-term debt                      0.3       0.4
 Accounts payable-trade                                79.5      73.5
 Accounts payable-other                                22.5      24.2
 Accounts payable shareholders for dividends            0.6       0.6
 Unrealized foreign exchange losses                     0.0       4.8
 Income taxes                                           4.6       2.9
 Salaries, wages and related liabilities               21.7      22.1
-------------------------------------------------- --------- ---------
Total current liabilities                             133.0     136.2
-------------------------------------------------- --------- ---------
Long-Term Liabilities:
 Employees' leaving entitlement                        35.3      32.3
 Long-term debt                                         2.4       3.6
 Deferred income taxes                                  0.0       0.0
 Deferred income for capital grants                    14.1      14.8
 Other liabilities                                     10.5       4.4
-------------------------------------------------- --------- ---------
Minority Interest                                       0.6       0.7
-------------------------------------------------- --------- ---------
Shareholders' Equity:
 Share capital                                         54.7      54.7
 Reserves                                              42.3      42.3
 Additional paid-in capital                             8.3       8.3
 Retained earnings                                    373.5     367.7
-------------------------------------------------- --------- ---------
Total shareholders' equity                            478.8     473.0
-------------------------------------------------- --------- ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            674.7     665.0
------------------------------------------------------------ ---------


                   NATUZZI S.P.A. AND SUBSIDIARIES
           Unaudited Consolidated Statements of Cash Flows as of December 31, 2006 and 2005 (Expressed in millions of EUR)

                                                   31-Dec-06 31-Dec-05
                                                   --------- ---------
Cash flows from operating activities:
 Net earnings (losses)                                 12.3     (14.6)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                        30.5      33.0
  Employees' leaving entitlement                        2.9       2.4
  Deferred income taxes                                (2.1)     (6.3)
  Minority interest                                    (0.1)     (0.2)
  (Gain) loss on disposal of assets                     0.8      (0.2)
  Unrealized foreign exchange (losses) / gain         (10.2)     11.9
  Deferred income for capital grants                   (1.1)     (5.6)
 Change in assets and liabilities:
  Receivables, net                                      4.3      10.6
  Inventories                                          15.5      (1.6)
  Prepaid expenses and accrued income                   0.6      (0.1)
  Other assets                                          1.4      (1.4)
  Accounts payable                                      6.0      (7.4)
  Income taxes                                          1.7       0.4
  Salaries, wages and related liabilities              (0.4)      3.3
  Other liabilities                                     4.8      (1.0)

Total adjustments                                      54.6      37.8

NET CASH PROVIDED BY OPERATING ACTIVITIES              66.9      23.2
-------------------------------------------------- --------- ---------

Cash flows from investing activities:
 Property, plant, equipment and intangibles:
  Additions                                           (20.0)    (20.9)
  Disposals                                             0.3       0.9
 Government grants received                             0.6       1.0
 Marketable debt securities:
  Proceeds from sales                                   0.0       0.0
 Purchase of business, net of cash acquired            (3.3)     (2.0)
 Disposal of business                                   0.0       0.0
NET CASH USED IN INVESTING ACTIVITIES                 (22.4)    (21.0)
-------------------------------------------------- --------- ---------
Cash flows from financing activities:
 Long term debt:
  Proceeds                                              0.4       0.5
  Repayments                                           (1.6)     (2.1)
 Short-term borrowings                                 (4.0)      1.6
 Dividends paid to shareholders                         0.0      (3.8)
 Dividends paid to minority shareholders                0.0       0.0
NET CASH USED IN FINANCING ACTIVITIES                  (5.2)     (3.8)
-------------------------------------------------- --------- ---------
 Effect of translation adjustments on cash             (0.9)      4.0
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       38.4       2.4
-------------------------------------------------- --------- ---------
 Cash and cash equivalents, beginning of the year      89.7      87.3
CASH AND CASH EQUIVALENTS, END OF THE PERIOD          128.1      89.7
-------------------------------------------------- --------- ---------

    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        NATUZZI S.p.A.
                                        (Registrant)


Date: April 2nd, 2007                   By: /s/ FILIPPO SIMONETTI
                                            ------------------------------------
                                            Filippo Simonetti